Exhibit 99.1

NaaS Technology Inc. Announces Plan to Implement ADS Ratio Change

Beijing, May 30, 2024 – NaaS Technology Inc. (Nasdaq: NaaS) (“NaaS” or the “Company”), the first U.S. listed EV charging service company in China, today announced that it plans to change the ratio of its American Depositary Shares (the “ADSs”) to its Class A ordinary shares (the “ADS Ratio”), par value US$0.01 per share, from the current ADS Ratio of one ADS to 10 Class A ordinary shares to a new ADS Ratio of one ADS to 200 Class A ordinary shares.

For the Company’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-twenty reverse ADS split. A post-effective amendment to the ADS Registration Statement on Form F-6 will be filed with the SEC to reflect the change in the ADS Ratio. The Company anticipates that the change in the ADS Ratio will be effective on or about June 10, 2024 (U.S. Eastern Time).

Each ADS holder of record at the close of business on the date when the change in ADS Ratio is effective will be required to surrender and exchange every 20 existing ADSs then held for one new ADS. JPMorgan Chase Bank, N.A., as the depositary bank for the Company’s ADS program, will arrange for the exchange of the current ADSs for the new ones. The Company’s ADSs will continue to be traded on the Nasdaq Stock Market under the symbol “NaaS.”

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank. The change in the ADS Ratio will have no impact on the Company’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio.

As a result of the change in the ADS Ratio, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than 20 times the ADS trading price before the change.

The depositary and the Company have also agreed to amend and restate the deposit agreement, dated as of October 19, 2017 and amended on May 31, 2022, in order to bring it in line with current standards and to reflect the change in the ADS Ratio.

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop solutions to energy asset owners comprising charging services, energy solutions and new initiatives, supporting every stage of energy asset’s lifecycle and facilitating energy transition.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com